EXHIBIT 99.2
                                                                   ------------


ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF LOSS

                                                                                             THREE MONTHS ENDED
                                                                                    MARCH 31           March 31
(unaudited)                                                                             2007               2006
(in millions of Canadian dollars, unless otherwise noted)                                  $                  $
----------------------------------------------------------------------------------------------------------------
Sales                                                                                  1,068              1,237
----------------------------------------------------------------------------------------------------------------

Cost of products sold, excluding amortization                                            842                906
Distribution costs                                                                       116                129
Countervailing, anti-dumping and other duties                                              2                  9
Selling, general and administrative expenses                                              34                 40
Mill closure and other elements (note 3)                                                  12                  2
Amortization of plant and equipment                                                      105                106
Amortization of intangible assets                                                          4                  4
----------------------------------------------------------------------------------------------------------------
Operating profit (loss)                                                                  (47)                41
Financial expenses (note 5)                                                               85                 83
Loss (gain) on translation of foreign currencies                                         (33)                15
Other expenses                                                                             6                  7
----------------------------------------------------------------------------------------------------------------
Loss before the following items                                                         (105)               (64)
Income tax recovery (note 6)                                                             (49)               (40)
Share of earnings from investments subject to significant influence                        1                  -
Non-controlling interests                                                                (15)                (9)
----------------------------------------------------------------------------------------------------------------
Loss                                                                                     (70)               (33)
================================================================================================================

Per common share (in dollars, basic and diluted)
        Loss                                                                           (0.16)             (0.08)
================================================================================================================


Weighted average number of common shares outstanding (in millions)                       440                440
================================================================================================================


CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                                                                                             THREE MONTHS ENDED
                                                                                    MARCH 31           March 31
(unaudited)                                                                             2007               2006
(in millions of Canadian dollars)                                                          $                  $
----------------------------------------------------------------------------------------------------------------

Loss                                                                                     (70)               (33)
Other comprehensive income (loss), net of income taxes
        Foreign currency translation adjustment                                          (12)                 2
        Reclassification to earnings of losses on derivatives
            designated as cash flow hedges, net of taxes of $1 million (2006 - nil)       (1)                 -
        Change in unrealized losses on derivatives designated
            as cash flow hedges, net of taxes of $2 million (2006 - nil)                   5                  -
----------------------------------------------------------------------------------------------------------------
Comprehensive loss                                                                       (78)               (31)
================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
Consolidated Statements of Cash Flows

                                                                                         THREE MONTHS ENDED
                                                                                MARCH 31           March 31
(unaudited)                                                                         2007               2006
(in millions of Canadian dollars)                                                      $                  $
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss                                                                                 (70)               (33)
Amortization                                                                         109                110
Future income taxes                                                                  (52)               (38)
Loss (gain) on translation of foreign currency long-term debt                        (40)                13
Employee future benefits, excess of funding over expense                             (25)               (10)
Non-cash mill closure elements and other elements (note 3)                            (9)                 -
Non-controlling interests                                                             15                  9
Other non-cash items                                                                  (5)                (7)
------------------------------------------------------------------------------------------------------------
                                                                                     (77)                44
Changes in non-cash operating working capital components                             (93)              (145)
------------------------------------------------------------------------------------------------------------
Cash flows used in operating activities                                             (170)              (101)
------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in long-term debt                                                           200                167
Repayment of long-term debt                                                          (70)               (72)
Dividends paid to shareholders                                                         -                (11)
Dividends and cash distributions paid to non-controlling interests                    (6)                (8)
Other                                                                                  -                  1
------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                                 124                 77
------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to property, plant and equipment                                           (26)               (37)
Additions to intangible assets                                                         -                 (3)
Other                                                                                  1                  1
------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                              (25)               (39)
------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents during the period                              (71)               (63)
Cash and cash equivalents, beginning of period                                       203                 67
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                             132                  4
============================================================================================================

See accompanying Notes to consolidated financial statements

        Components of the changes in non-cash operating working capital
            Accounts receivable                                                       47                  9
            Inventories                                                             (101)               (73)
            Prepaid expenses                                                          (2)                (4)
            Accounts payable and accrued liabilities                                 (37)               (77)
                                                                                ----------------------------
                                                                                     (93)              (145)
                                                                                ----------------------------

        Cash outflows (inflows) during the period related to
            Interest on long-term debt                                                77                 70
            Income taxes                                                               3                 (2)
                                                                                ----------------------------
                                                                                      80                 68
                                                                                ----------------------------

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheets

                                                                               MARCH 31        December 31
(unaudited)                                                                        2007               2006
(in millions of Canadian dollars)                                                     $                  $
-----------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                           132                203
Accounts receivable                                                                 316                362
Inventories                                                                         783                683
Prepaid expenses                                                                     55                 53
Future income taxes                                                                  68                 70
-----------------------------------------------------------------------------------------------------------
                                                                                  1,354              1,371

Property, plant and equipment                                                     3,860              3,984
Intangible assets                                                                   456                460
Employee future benefits                                                            354                328
Future income taxes                                                                 315                322
Other assets                                                                        170                200
Goodwill                                                                          1,296              1,297
Timberlands held for sale (note 2)                                                   42                  -
-----------------------------------------------------------------------------------------------------------
                                                                                  7,847              7,962
===========================================================================================================



LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 7)                                   775                785
Long-term debt due within one year                                                   71                 72
-----------------------------------------------------------------------------------------------------------
                                                                                    846                857

Long-term debt                                                                    3,854              3,792
Employee future benefits                                                            162                162
Future income taxes                                                                 572                629
Non-controlling interests                                                            80                 71

SHAREHOLDERS' EQUITY
Capital stock                                                                     3,518              3,518
Contributed surplus                                                                  41                 40
Deficit                                                                            (947)              (843)
Accumulated other comprehensive loss (note 9)                                      (279)              (264)
-----------------------------------------------------------------------------------------------------------
                                                                                  2,333              2,451
-----------------------------------------------------------------------------------------------------------
                                                                                  7,847              7,962
===========================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
Consolidated Statements of Changes in Shareholders' Equity

                                                                                                      THREE MONTHS ENDED
                                                                                             MARCH 31           March 31
(unaudited)                                                                                      2007               2006
(in millions of Canadian dollars)                                                                   $                  $
-------------------------------------------------------------------------------------------------------------------------
CAPITAL STOCK
-------------------------------------------------------------------------------------------------------------------------
Common shares, beginning and end of period                                                      3,518              3,518
-------------------------------------------------------------------------------------------------------------------------
CONTRIBUTED SURPLUS
Contributed surplus, beginning of period                                                           40                 34
Stock options                                                                                       1                  1
-------------------------------------------------------------------------------------------------------------------------
Contributed surplus, end of period                                                                 41                 35
-------------------------------------------------------------------------------------------------------------------------
DEFICIT
Deficit, beginning of period                                                                     (843)              (875)
Transition adjustment on adoption of Financial Instruments standards, net of taxes (note 1)       (34)                 -
Loss                                                                                              (70)               (33)
Dividends declared                                                                                  -                (11)
-------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                                           (947)              (919)
-------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAXES
Accumulated other comprehensive loss, beginning of period                                        (264)              (276)
Transition adjustment on adoption of Financial Instruments standards (note 1)                      (7)                 -
Other comprehensive income (loss) for the period                                                   (8)                 2
-------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive loss, end of period                                              (279)              (274)
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity, end of period                                                       2,333              2,360
=========================================================================================================================

Total of deficit and accumulated other comprehensive loss amounts to $1,226 million as of March 31, 2007 ($1,193 million as of March 31, 2006).

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

                                                                             Operating        Additions to      Sales
THREE MONTHS ENDED MARCH 31, 2007                Sales     Amortization   profit (loss)(1)  capital assets (2)  volume
---------------------------------------------------------------------------------------------------------------------------
                                                     $            $                  $                   $
Newsprint                                          576           59                  8                  17         779  (a)
Commercial printing papers                         352           39                (20)                  9         401  (a)
Wood products (3)                                  140           11                (35)                  -         399  (b)
---------------------------------------------------------------------------------------------------------------------------
                                                 1,068          109                (47)                 26
===========================================================================================================================

Three months ended March 31, 2006
---------------------------------------------------------------------------------------------------------------------------
Newsprint                                          662           61                 42                  18         880  (a)
Commercial printing papers                         360           38                 (6)                 17         419  (a)
Wood products (3)                                  215           11                  5                   5         499  (b)
---------------------------------------------------------------------------------------------------------------------------
                                                 1,237          110                 41                  40
===========================================================================================================================

     (1)   Specific items affecting:

                                              Mill closure and other elements
                                            -----------------------------------
                                                                                   Counter-
                                                                             vailing, anti-
                                              Mill closure         Other        dumping and          SG&A   Total specific
     THREE MONTHS ENDED MARCH 31, 2007               costs   elements (4)   other duties (5)   expenses(6)           items
     ----------------------------------------------------------------------------------------------------------------------
                                                         $             $                  $             $                $
     Newsprint                                           -            (2)                 -            (1)              (3)
     Commercial printing papers                          8             4                  -            (1)              11
     Wood products                                       -             2                 (2)            -                -
     ----------------------------------------------------------------------------------------------------------------------
                                                         8             4                 (2)           (2)               8
     ======================================================================================================================

     Three months ended March 31, 2006
     ----------------------------------------------------------------------------------------------------------------------
     Newsprint                                           1             2                  -             -                3
     Commercial printing papers                          -             -                  -             -                -
     Wood products                                       -            (1)                 9             -                8
     ----------------------------------------------------------------------------------------------------------------------
                                                         1             1                  9             -               11
     ======================================================================================================================

     (2) Capital assets include property, plant and equipment and intangible assets.
     (3) Wood products sales exclude inter-segment sales of $40 million for the three months ended March 31, 2007 ($43 million for the three months ended March 31, 2006).
     (4) Other elements include early retirement program, gain on sale of timberlands and expenses related to the Abitibi-Consolidated and Bowater merger.
     (5) Credit related to adjustment to the settlement of the lumber dispute.
     (6) Related to prior year capital tax adjustment included in selling, general and administrative expenses.

           (a)  in thousands of tonnes
           (b)  in millions of board feet

                                                                                        MARCH 31         December 31
                                                                                            2007                2006
TOTAL ASSETS                                                                                   $                   $
----------------------------------------------------------------------------------------------------------------------
Newsprint                                                                                  4,291               4,358
Commercial printing papers                                                                 2,723               2,742
Wood products                                                                                833                 862
----------------------------------------------------------------------------------------------------------------------
                                                                                           7,847               7,962
======================================================================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These interim consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest annual financial statements.

     These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2006, except for the following:

     ACCOUNTING CHANGES
     On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1506, ACCOUNTING CHANGES. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

     FINANCIAL INSTRUMENTS

     On January 1, 2007, the Company adopted CICA Handbook Section 1530, COMPREHENSIVE INCOME; Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT and Section 3865, Hedges. These standards provide accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.

     The Company's adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments that have been recorded in opening deficit or opening accumulated other comprehensive loss as described below. The comparative interim consolidated financial statements have not been restated other than for the foreign currency translation adjustment, which is now disclosed within accumulated other comprehensive loss. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

     (a) COMPREHENSIVE INCOME (LOSS)
     Comprehensive income (loss), established under CICA Section 1530, is defined as the change in equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company's net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net earnings
     (loss), and include foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income (loss) are disclosed in the interim consolidated statements of comprehensive income
     (loss).

     (b) FINANCIAL ASSETS AND FINANCIAL LIABILITIES
     Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

         HELD-FOR-TRADING
         Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings (loss) in the period in which these changes arise.

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


         HELD-TO-MATURITY INVESTMENTS, LOANS AND RECEIVABLES AND OTHER FINANCIAL LIABILITIES
         Financial instruments classified as loans and receivables, held-to-maturity investments and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings (loss) over the expected life of the instrument.

         AVAILABLE-FOR-SALE
         Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the change arise. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings (loss) whenever it is necessary to reflect other-than-temporary impairment. Upon derecognition, all cumulative gain or loss is then recognized in net earnings (loss).

     As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company's investments consist of equity accounted for investments which are excluded from the scope of this standard. Accounts payable and accrued liabilities and long-term debt, including interest payable are classified as other liabilities, all of which are measured at amortized cost.

     (c) DERIVATIVES AND HEDGE ACCOUNTING

         EMBEDDED DERIVATIVES
         All derivative instruments are recorded in the consolidated balance sheets at fair value at each balance sheet date. Derivatives may be embedded in other financial instruments (the "host instrument"). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivatives if their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value at each balance sheet date with subsequent changes recognized in net earnings (loss) in the period in which the changes arise. The Company selected January 1, 2003 as its transition date for embedded derivatives, which is the latest date that could be selected according to the accounting standard.

         HEDGE ACCOUNTING
         At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. Under the new standards, all derivatives are recorded at fair value. These derivatives are recorded in accounts receivable or accounts payable. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in the consolidated statements of earnings (loss). When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges).

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


         FAIR VALUE HEDGE
         The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the consolidated statements of earnings (loss). A corresponding adjustment amounting to changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk is recorded as an adjustment of the hedged item and to earnings. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in "Financial expenses" in the consolidated statements of earnings (loss). If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the consolidated statements of earnings (loss) based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognized in which case it is released to the statements of earnings (loss) immediately. Upon adoption of the new standards, the Company recorded a net increase in accounts payable of $37 million, and a decrease of $37 million in long-term debt.

         CASH FLOW HEDGE
         The Company has outstanding options and forward exchange contracts, which it designates as cash flow hedges of anticipated future revenue for a maximum period of two years. The amounts and timing of future cash flows are projected on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in comprehensive income (loss). Any gain or loss in fair value relating to the ineffective portion is recognized immediately in "Sales" in the consolidated statements of earnings (loss). Amounts accumulated in other comprehensive income (loss) are reclassified to the consolidated statement of earnings (loss) in the period in which the hedged item affects earnings. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income (loss) at that time remains in other comprehensive income (loss) until the forecasted transaction is eventually recognized in the consolidated statements of earnings (loss). When it is probable that a forecasted transaction will not occur, the cumulative gain or loss that was reported in other comprehensive income (loss) is immediately transferred to the statements of earnings (loss). Upon adoption of the new standards, the Company recorded an increase in accounts payable of $10 million, an increase of $3 million of future income tax assets, and an increase of $7 million net of taxes in accumulated other comprehensive loss.

     (d) DEFERRED FINANCING FEES
     Under the new standards, transaction costs related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) may be either all recognized into earnings
     (loss) as incurred, or are recorded with the asset or liability to which they are associated and amortized using the effective-interest rate method. Previously, the Company had deferred these costs and amortized them over the life of the related financial asset or liability.

     The Company elected to recognize all such costs into earnings (loss). As a result, the Company wrote-off deferred financing costs of $39 million and income taxes of $5 million, resulting in a $34 million adjustment to deficit on January 1, 2007.

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

The following table summarizes the transition adjustments required to adopt the new standards:

                                                                                   ACCUMULATED OTHER
                                                            DEFICIT               COMPREHENSIVE LOSS
                                                   -------------------------  -------------------------
                                                     Before tax   After tax     Before tax   After tax
                                                              $           $              $           $
     --------------------------------------------------------------------------------------------------
     Adoption of new accounting policies for:
          Deferred financing costs                          (39)        (34)             -           -
          Cash flow hedges                                    -           -            (10)         (7)
     --------------------------------------------------------------------------------------------------
                                                            (39)        (34)           (10)         (7)
     ==================================================================================================

     The fair value of financial instruments is determined using price quoted on active markets, when available, and recognized valuation models using observable market-based inputs.


2.   TIMBERLANDS HELD FOR SALE

     On February 23, 2007, the Company acquired all of the timberlands from its 52.5%-owned subsidiary located in Augusta, Georgia. This related-party transaction was concluded at fair market value, and the partner's $9 million share of the gain recorded by the subsidiary is presented in "Mill closure and other elements" in the "Newsprint" segment, in the interim consolidated statements of loss. This gain, which is to be recognized by the Company's minority shareholders in the subsidiary, has been recorded in "Non-controlling interests" and, thus, the transaction has no impact on "Loss" in the consolidated statements of loss.

     The Company expects to sell the majority of the timberlands before the end of the third quarter and to complete the sale of the remainder of the timberlands before the end of the year. As the "held for sale" classification criteria were met as at March 31, 2007, the timberlands are classified as such in the consolidated balance sheets.


3.   MILL CLOSURE AND OTHER ELEMENTS

     THREE MONTHS ENDED MARCH 31, 2007
     On February 25, 2007, the Company idled its Fort William, Ontario, paper mill for an indefinite period of time, due to current market conditions and high production costs. This resulted in a charge of $8 million of mill closure and other elements, mainly for severance and other labour-related costs. During the quarter, the Company also recorded a $1 million charge of early retirement program and labour force reductions, $11 million of costs related to the announced merger of Abitibi-Consolidated and Bowater, a credit of $9 million from the sale of timberlands, and $1 million of other elements. The mill closure and other elements included in the "Newsprint", "Commercial printing papers" and "Wood products" segments were a credit of $2 million, a charge of $12 million and a charge of $2 million, respectively.

     THREE MONTHS ENDED MARCH 31, 2006
     In the first quarter of 2006, the Company recorded a charge of $2 million of early retirement program and labour force reductions, as well as $1 million of mill closure and other elements, both in the "Newsprint" segment. A $1 million compensation for reduction of cutting rights in British Columbia was also recorded in the "Wood products" segment.


4.   CREDIT FACILITIES

     On March 21, 2007, the Company entered into a new unsecured and uncommitted $20 million bank credit facility, which is used for letters of credit.

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


5.   FINANCIAL EXPENSES
                                                             THREE MONTHS ENDED
                                                                       MARCH 31
                                                              2007         2006
                                                                 $            $
     ---------------------------------------------------------------------------

     Interest on long-term debt                                 84           78
     Amortization of deferred financing fees                     -            2
     Interest income                                            (3)          (1)
     Other                                                       4            4
     ---------------------------------------------------------------------------
                                                                85           83
     ===========================================================================


6.   INCOME TAX RECOVERY

     In the first quarter of 2007, favourable tax adjustments of $8 million are included in income tax recovery, due to the revision of prior-period tax provisions ($22 million in the three months ended March 31, 2006, which is related to the settlement of prior-year income tax issues).


7.   MILL CLOSURE ELEMENTS PROVISION

     The following table provides a reconciliation of the mill closure elements
     provision,   which   comprises,   in  most  part,   severance   and  other
     labour-related costs and contractual obligations, for the periods:

                                                             THREE MONTHS ENDED
                                                                       MARCH 31
                                                                2007       2006
                                                                   $          $
     ---------------------------------------------------------------------------

     Mill closure elements provision, beginning of period          7         38
     Mill closure elements incurred during the period             10          -
     Payments                                                     (4)       (16)
     ---------------------------------------------------------------------------
     Mill closure elements provision, end of period               13         22
     ===========================================================================

     The Company expects to pay most of the balance of the provision for mill closure elements within the next twelve months.


8.   EMPLOYEE FUTURE BENEFITS

     The following table provides total employee future benefits costs for the periods:

                                                             THREE MONTHS ENDED
                                                                       MARCH 31
                                                                 2007      2006
                                                                    $         $
     ---------------------------------------------------------------------------

     Defined contribution pension plans                             4         4
     Defined benefit pension plans and other benefits              37        37
     ---------------------------------------------------------------------------
                                                                   41        41
     ===========================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)



9.   ACCUMULATED OTHER COMPREHENSIVE LOSS

     The  following  table  provides  the  components  of  "Accumulated   other
     comprehensive loss" in the consolidated balance sheets as at:

                                                         MARCH 31   December 31
                                                             2007          2006
                                                                $             $
     ---------------------------------------------------------------------------

     Foreign currency translation adjustment                 (276)         (264)
     Unrealized losses on derivative instruments
        designated as cash flow hedges, net of taxes           (3)            -
     ---------------------------------------------------------------------------
                                                             (279)         (264)
     ===========================================================================


10.  SUBSEQUENT EVENT

     On April 2, 2007, the Company closed the transaction with the Caisse de depot et placement du Quebec (Caisse), announced in January of 2007, to create a partnership for the Company's Ontario hydroelectric assets, consisting of approximately 137 MW of installed capacity. The Company has retained a 75% interest in the partnership, called ACH Limited Partnership, while the Caisse has acquired a 25% interest. The Caisse has also provided ACH Limited Partnership a 10-year unsecured term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the facilities. The transaction, on a consolidated basis, has yielded gross proceeds of $297.5 million to the Company. The transaction will be accounted for in the second quarter of 2007.


11. COMPARATIVE FIGURES

     Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.